December 18, 2024

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Quinhai Premier Finance Centre Unit 2
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Item 4.02 Form 8-K
           File No. 001-41450
Dear Eve Chan:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 4.02 Form 8-K
General

1. You state that on December 10, 2024, the audit committee, after discussion with management and in consultation with your independent registered public accounting firm, concluded that the company's financial statements for the quarter ended March
       31, 2024 could no longer be relied upon. Please tell us how you made this determination on December 10, 2024 when the company had previously amended the
       March 31, 2024 Form 10-K on September 12, 2024 to correct the errors that lead to the audit committees' determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 18, 2024
Page 2



       Please contact Megan Akst at (202) 551-3407 or Kathleen Collins (202) 551-3499 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Meng Lai